SEWARD & KISSEL LLP
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
            13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 5)

                                 infoGROUP Inc.
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                                (Name of Issuer)


                    Common Stock, $.0025 Par Value Per Share
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                         (Title of Class of Securities)


                                   456818301
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                                 (CUSIP Number)

                        Cardinal Capital Management, LLC
                           One Greenwich Office Park
                                3rd Floor North
                          Greenwich, Connecticut 06831
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 15, 2010
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            (Date of Event which Requires Filing of This Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

CUSIP No.  456818301
           ---------------------
1. NAME OF REPORTING PERSONS

  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Cardinal Capital Management, LLC - 06 1422705

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


                                                                 (a)  [_]
                                                                 (b)  [_]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   WC, AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED

   PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   2,869,058

8. SHARED VOTING POWER

   143,500

9. SOLE DISPOSITIVE POWER

   2,869,058

10. SHARED DISPOSITIVE POWER

   143,500

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

    REPORTING PERSON

    3,012,558

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.20%

14. TYPE OF REPORTING PERSON

    IA

CUSIP No. 456818301
           ---------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Cardinal Value Equity Partners, LP - 06 1425087

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [_]

3. SEC USE ONLY

4. SOURCE OF FUNDS

   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)
                                                                           [_]


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

   0

8. SHARED VOTING POWER

   143,500

9. SOLE DISPOSITIVE POWER

   0

10. SHARED DISPOSITIVE POWER

   143,500

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    143,500

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.25%

14. TYPE OF REPORTING PERSON

    PN

CUSIP No. 456818301
           ---------------------

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Item 1. Security and Issuer.

The name of the issuer is infoGROUP Inc. (the "Issuer"). The address of the Issuer's offices is 5711 South 86th Circle, Omaha, Nebraska 68127. This schedule 13D relates to the Issuer's Common Stock, $.0025 Par Value Per Share (the "Shares").

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Item 2. Identity and Background.

      (a)-(c), (f) This Schedule 13D is being filed by Cardinal Capital Management, LLC, a Delaware limited liability company ("Cardinal") and Cardinal Value Equity Partners, LP, a Delaware limited partnership (collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is One Greenwich Office Park, 3rd Floor North, Greenwich, Connecticut 06831. The Managing Partner and a Member of Cardinal is Ms. Amy K. Minella. Mr. Eugene Fox and Mr. Robert B. Kirkpatrick are each Managing Directors and Members of Cardinal and Mr. Thomas J. Spelman is the Chief Compliance Officer. (Ms. Minella, Mr. Fox, Mr. Kirkpatrick and Mr. Spelman are collectively referred to herein as the "Members and Executive Officers").

     (d) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons nor any of Cardinal's Members and Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D contains information regarding Shares that may be deemed to be beneficially owned by Cardinal. Such Shares are held by various investment management clients, including Cardinal Value Equity Partners, L.P., of Cardinal ("Cardinal Clients") in accounts with respect to which Cardinal has investment discretion and in certain instances has obtained sole voting power.

As of the date hereof, Cardinal may be deemed to beneficially own 3,012,558 Shares and Cardinal Value Equity Partners, LP may be deemed to beneficially own 143,500 Shares.

The funds for the purchase of the Shares by Cardinal Capital Management, LLC came from the funds and/or managed accounts managed by Cardinal Capital Management, LLC.

The funds for the purchase of the Shares by Cardinal Value Equity Partners, LP came from its working capital.

The total cost for the Shares held by the Cardinal Clients is $24,181,577.85.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held by Cardinal Clients for, investment purposes on the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have previously expressed certain concerns regarding the conduct of the Board of Directors, and, as previously disclosed on the Reporting Persons' initial filing on Schedule 13D, on September 2, 2005, Cardinal Value Equity Partners, LP sent a letter to the Issuer expressing these concerns. On February 22, 2006, Cardinal Value Equity Partners, LP filed under seal a derivative and class action complaint, Cardinal Value Equity Partners, LP v. Gupta et al. Civil Action No. 1959-N in the Court of Chancery of the State of Delaware (the "Complaint"). The Complaint was sealed in accordance with the terms of a confidentiality agreement between Cardinal Value Equity Partners, LP and the Issuer, dated September 23, 2005 entered into in connection with the Cardinal Value Equity Partners, LP's demand for inspection of corporate records under Section 220 of Delaware Corporation Law. On February 22, 2006 a letter was sent on behalf of the Issuer to Cardinal Value Equity Partners, LP's counsel regarding the Complaint and on February 23, 2006, Cardinal Value Equity Partners, LP sent Issuer's counsel a response to the letter. Both letters were included as exhibits in the Reporting Persons' Amendment No. 3 to the Schedule 13D, dated February 27, 2006. On March 20, 2006, defendants' counsel sent a letter to the Court of Chancery stating that the defendants did not object to the unsealing of the Complaint. Amendment No. 4 to the Schedule 13D, dated March 22, 2006, was filed to include the unsealed Complaint.

This Amendment No. 5 to the Schedule 13D is being filed to disclose that the Reporting Persons intend to seek to engage in discussions with the Issuer regarding the proposed acquisition of the Issuer by Omaha Holdco Inc., which was disclosed in the preliminary proxy statement filed on March 30, 2010.

In an effort to protect the investment of Cardinal Clients and the investments made on behalf of the investors in Cardinal Value Equity Partners, LP, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Although the Reporting Persons have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

            (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

            (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

            (3) a sale or transfer of a material amount of assets of the Issuer;

            (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (5) any material change in the present capitalization or dividend policy of the Issuer;

            (6) any other material change in the Issuer's business or corporate structure;

            (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

            (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

            (10)  any action similar to those enumerated above.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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



Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Cardinal Capital Management, LLC and Cardinal Value Equity Partners, LP may be deemed to be the beneficial owner of 3,012,558 Shares and 143,500 Shares, respectively, constituting 5.20% and 0.25% of the Shares of the Issuer, respectively.

Cardinal Capital Management, LLC has the sole power to vote or direct the vote of and dispose or direct the disposition of 2,869,058 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 3,012,558 Shares to which this filing relates. Cardinal Value Equity Partners, LP has the shared power to vote or direct the vote of and dispose or direct the disposition of 143,500 Shares to which this filing relates.

All transactions in the Shares which have been effected by the Reporting Persons during the past 60 days are listed on Exhibit B.

The 3,012,558 Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Transactions in the Shares which have been effected by the Reporting Persons during the past 60 days are listed on Exhibit B.

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



                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               April 15, 2010
                                      ----------------------------------------
                                                (Date)


                                      CARDINAL VALUE EQUITY PARTNERS, LP

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                           Amy K. Minella
                                       --------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                       --------------------------------------
                                                (Name/Title)

                                   Exhibit A

                             JOINT FILING AGREEMENT

      The undersigned agree that this Amendment No. 5 to Schedule 13D dated April 15, 2010, relating to the Common Stock of infoGROUP Inc. shall be filed on behalf of the undersigned.

                                      CARDINAL VALUE EQUITY PARTNERS, LP

                                      By: Cardinal Capital Management, LLC
                                          General Partner

                                       /s/ Amy K. Minella
                                       --------------------------------------
                                               (Signature)

                                            Amy K. Minella
                                       --------------------------------------
                                                (Name/Title)


                                      CARDINAL CAPITAL MANAGEMENT, LLC

                                        /s/ Amy K. Minella
                                       --------------------------------------
                                                (Signature)

                                            Amy K. Minella
                                       --------------------------------------
                                                (Name/Title)

                                   Exhibit B

             Schedule of Transactions in Shares in the last 60 days
             ------------------------------------------------------


Tran Code           Trade Date        Quantity           Trade Amount
---- ----           ----- ----        --------           ----- ------

Sell                2/17/2010          31,705             $ 10,920.84
Sell                 3/2/2010          39,800              $ 8,296.79
Sell                 3/3/2010             200              $ 1,658.99
Sell                 3/4/2010           9,700             $ 19,727.75
Sell                 3/5/2010           8,700             $ 10,536.36
Sell                 3/8/2010           1,200              $ 9,491.87
Sell                3/12/2010          13,630              $ 4,989.53
Sell                3/23/2010          20,200             $ 61,619.21
Sell                3/24/2010          12,000             $ 59,135.24
Sell                3/25/2010          13,300            $ 104,700.25
Sell                3/26/2010          13,800             $ 84,994.91
Sell                3/29/2010             500              $ 3,919.93
Buy                  4/1/2010           2,800             $ 22,008.00
Buy                  4/5/2010          14,100            $ 111,390.00



SK 01269 0001 1089331